

Mail Stop 7010

June 30, 2008

via U.S. mail and facsimile

Dennis M. Oates, President and CEO
Universal Stainless & Alloy Products, Inc.
600 Mayer Street
Bridgeville, Pennsylvania 15017

> **RE: Universal Stainless & Alloy Products, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 7, 2008**
> **Schedule 14A Filed on April 21, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
> **File No. 0-25032**

Dear Mr. Oates:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1. Business, page 3

Customers, page 4

1. In future filings, please disclose the amount by which Talley Metals Technology, Inc. missed its minimum purchase requirements.

Backlog, page 5

2. We note your statement that your backlog may not be indicative of actual sales. In future filings, please disclose how much, if any, of your backlog is considered firm. Please refer to Item 101(c)(viii) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Results of Operations, page 11

3. We note your disclosures on pages 5 and 33 that you have provided Talley Metals with a waiver for which you expect to continue to grant for their inability to meet their minimum purchase requirements. Please include disclosure in future filings to quantify the impact of Talley Metals' inability to meet their minimum purchase requirements has had on your net sales and operating income. Otherwise, please confirm to us that the impact is immaterial.

4. In future filings, please expand/revise your results of operations discussion for each period presented to address the following items, at a minimum:
    * Quantify the extent to which increases/decreases in volume and/or prices attributed to the increase or decrease in net sales. Refer to Item 303(A)(3)(iii) of Regulation S-X. In addition, quantify the impact of other factors you identify that contributed to fluctuations, as appropriate. For example, you attribute the increase in operating income for fiscal year 2007 versus fiscal year 2006 for your Universal Stainless and Alloy Products segment to (a) improved mix of products and (b) higher selling prices, which were offset by (c) higher raw material, (d) higher labor, (e) higher utilities, and (f) higher manufacturing supply costs without quantifying any of these factors.

- Provide a more detailed analysis of the factors that impact the areas comprising your income from continuing operations, including a complete discussion of known trends or anticipated trends that are and/or may continue to have an impact on net sales, cost of products sold as a percentage of net sales, selling and administrative expenses as a percentage of net sales, et cetera, including management's outlook as to the future impact. Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. Examples include the following:
  - o An analysis of inventory that specifically discusses material charges for lower of cost or market reserves and/or obsolescence charges.
  - o An analysis of the aerospace market, including the impact this market is having on your net sales and operating income. In this regard, we note your discussion on page 7 that a downturn in the aerospace industry would adversely affect the demand for your products and/or the prices at which you could sell your products to this market, which represents 45% of your net sales. If other markets are also impacting your net sales and operating income, similar discussions should also be included.
  - o For the instances in which a material change in a line item is due to a change in product mix sold or a change in higher value-added products, explain what those products are and why the material increase or decrease of these products had a significant impact to the line item. Similarly, if you attribute a change in net sales to an increase or decrease in shipments, explain why shipments have increased or decreased. For example, you partly attribute the increase in operating income for both of your reportable segments to improved or more favorable product mix. Such a statement does not provide investors with a sufficient amount of insight of your product mix to evaluate how such a change differs from the previous period and how such a change may remain constant or differ in the future. Similar analyses should be provided for other areas as well, such as your attributing the increase in cost of products sold as a percentage of net sales to operation cost increases.

  Please note that this is not meant to represent an all-inclusive list of where your MD&A could be improved. We encourage you to provide further analysis throughout your discussion. Refer to Item 303 of Regulation S-K, Section 501 of the Financial Reporting Codification, and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

Liquidity and Capital Resources, page 14

5. We note that inventory is 40% of total assets and 60% of total current assets as of December 31, 2007. As such, please include an analysis of inventory turnover rates for each period presented along with an explanation of any material variances. Refer to instruction 5 to Item 303(A) of Regulation S-K for guidance.

6. In future filings, please disclose your material financial ratios and covenants (i.e., the minimum leverage ratio, minimum debt service ratio, and minimum tangible net worth) for your line of credit with PNC Bank.

Report of Independent Registered Public Accounting Firm, page 20

7. We note that Schneider Downs & Co., Inc.'s audit report does not specifically opine on the Schedule II included in Item 15 of your December 31, 2007 Form 10-K. Please request Schneider Downs & Co., Inc. to revise its report in the future to clarify and to confirm to us that the Schedule II when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein in conformity with accounting principles generally accepted in the United States of America. Please also request Schneider Downs & Co., Inc. to include the Schedule II in its opinion paragraph in the future. Refer to Article 5-04(c) of Regulation S-X for guidance.

Note 1: Significant Accounting Policies, page 24

Revenue Recognition, page 25

8. We note your statement, "[c]ustomer claims are accounted for primarily as a reduction to gross sales after the matter has been researched and an acceptable resolution has been reached." Based on this statement, it is unclear to us whether you have customer acceptance obligations for which you should either be accounting for under SFAS 48 or SFAS 5 in accordance with SAB Topic 13:A.3.b. Please revise your disclosure to clearly explain what the customer claims represent, your contractual obligations in terms of customer acceptance, and how your accounting for these customer claims comply with the guidance in SAB Topic 13:A.3.b. Please provide us with the disclosure you intend to include in future filings.

Note 10: Commitments and Contingencies, page 33

9. In future filings, please revise your disclosure to address the materiality of environmental conditions to your results of operations and liquidity in addition to your financial condition. If there are any environmental conditions that are probable or reasonably possible of having a material impact to your results of operations and/or liquidity, please address the need for disclosure of those issues in accordance with paragraphs 9-10 of SFAS 5 and SAB Topic 5:Y.

10. We note your disclosure that you have established a reserve of $200,000 for product claims related to three sales. Please revise your disclosure in future filings, to provide additional detail regarding the nature of these product claims. In addition, if material, please disclose the amount or range of reasonably possible loss in excess of your accrual. Refer to paragraph 10 of SFAS 5.

Item 9A. Controls and Procedures, page 36

11. We note your statement that your chief executive officer and your chief financial officer have concluded that the disclosure controls and procedures are effective in the timely *identification* of material information required to be included in the Company's periodic filings with the SEC. Management's conclusion regarding the disclosure controls and procedures does not appear to conform to the definition contained in Exchange Act Rule 13a-15(e). In future filings, please revise to provide a conclusion consistent with the language of the Rule.

Schedule 14A Filed on April 21, 2008

The Board of Directors, page 4

Committees of the Board of Directors, page 4

12. In future filings, please describe your policies and procedures for the review, approval, or ratification of transactions required to be reported under Item 404(a) of Regulation S-K. We note that the policies and procedures are not in writing; however, please disclose how such policies and procedures are evidenced. Please refer to Item 404(b)(1)(i)-(iv) of Regulation S-K.

Compensation Discussion and Analysis, page 9

13. We note that you do not set salaries based on a specific benchmark; however, you state that the Compensation Committee references "competitive market practices" and "market pay levels" for salaries and stock incentives. In future filings, please clarify what you are comparing your compensation decisions to and state how each element of compensation actually compares to the peer group companies.

14. The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individually named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. If policies or decisions relating to a named executive officer are materially different than the other officers, in future filings please disclose on an individualized basis.

15. To the extent your compensation programs are correlated with the achievement of certain annual individual and corporate objectives, in future filings please disclose the specific items of performance used to determine compensation, how your incentive bonuses are specifically structured around such objectives and milestones and whether any discretion can be or has been exercised with respect to meeting such goals and objectives and to whom such discretion is applicable. Please further discuss the level of difficulty in achieving such individual objectives. Please see Items 402(b)(2)(v) - (vii) of Regulation S-K. To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion and discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient.

Executive Compensation, page 13

Executive Severance Benefits and Potential Payments Upon Change of Control, page 16

16. In future filings, please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. Please disclose why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments. Discuss how the severance arrangements and your decisions regarding this element fit into your overall compensation objectives and affect decisions regarding other elements. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Note 6 – Commitments and Contingencies, page 7

17. We note that management does not believe the various lawsuits and claims that have been asserted will "likely" have a material adverse effect on your financial condition or liquidity but may have a material adverse effect on your operating results in the quarter a lawsuit or claim is resolved. In future annual and quarterly filings, please address each of the following:
- The language you use to describe loss contingencies should be consistent and clear regarding whether you believe that the described contingency is remote, reasonably possible, or probable. Depending upon that determination, all other appropriate disclosures should be made. Refer to paragraph 8 of SFAS 5.

- • If there are any lawsuits or claims that are probable or reasonably possible of
  having a material impact to your results of operations, please address the need for
  disclosure of those lawsuits or claims in accordance with paragraphs 9-10 of
  SFAS 5. In this regard, we note that you attributed the increase in selling and
  administrative expenses to the legal fees from your defense of a contractor
  litigation matter and to the recognition of a reserve for a product claim matter for
  which you have not provided specific disclosures in accordance with paragraphs 9
  and 10 of SFAS 5 or SAB Topic 5:Y.

  Please provide us with the disclosures you intend to include in future filings.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 9

Liquidity and Capital Resources, page 11

18. We note that you attribute the increase in the accounts receivable balance from
    December 31, 2007 to March 31, 2008 to the increase in net sales for the fourth
    quarter of 2007 versus the first quarter of 2008. We further note that accounts
    receivable increased 26% whereas net sales increased 14.5%. As such, it appears as
    though there may be an additional cause for the increase in accounts receivable. In
    future filings please, ensure your analysis of the changes in accounts receivable and
    other working capital balances fully explains the contributing factors. For example,
    for accounts receivable it may be useful to investors for you to include the days sales
    outstanding along with analysis of any material variations.

                                    *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a letter on EDGAR that keys
your responses to our comments and provides any requested information. Detailed
response letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Craig Slivka at (202) 551-3729, or in his absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767.

Sincerely,

Terence O'Brien
Accounting Branch Chief